Registration No. 333-_____
 -------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A. Valley Forge Life Insurance Company Variable Life Separate Account (Exact Name of Trust)

B.  Valley Forge Life Insurance Company
    (Name  of  Depositor)

C.  CNA Plaza, 43 South
    Chicago, Illinois 60685
    (Complete  address  of  depositor's  principal  executive  offices)

D.  Name  and  complete  address  of  agent  for  service:

    Jonathan D. Kantor
    Senior Vice President, General Counsel and Secretary
    Valley Forge Life Insurance Company
    CNA Plaza, 43 South
    Chicago, Illinois 60685

    Copies  to:

    Judith A. Hasenauer
    Blazzard, Grodd & Hasenauer, P.C.

    P.O. Box 5108

    Westport, CT 06881
    (203) 226-7866

E.  Modified Single Premium Variable Life Insurance Policies
    (Title and amount of  securities  being  registered)

F. Proposed maximum aggregate offering price to the public of the securities being registered:

    Continuous  offering

G.  Amount  of  Filing  Fee:  Not  Applicable

H.  Approximate date of proposed public offering:

    As soon as practicable after the effective date of this filing.

--------------------------------------------------------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------

                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 Item   Caption in Prospectus
------------  ------------------------------
1(a)          Other Information
 (b)          The Variable Life Insurance Policy

2             The Company

3             Not Applicable

4             Other Information

5             Other Information

6(a)          Not Applicable
 (b)          Not Applicable

7             Not Applicable

8             Not Applicable

9             Legal Proceedings

10            Purchases; Investment Options; Access to Your Money

11            Investment Options

12            Investment Options

13            Expenses

14            Purchases

15            Purchases

16            Purchases; Investment Options

17            Access to Your Money

18            Access to Your Money

19            Reports to Owners

20            Not Applicable

21            Access to Your Money

22            Not Applicable

23            Not Applicable

24            Other Information

25            The Company

26            Expenses

27            The Company

28            Executive Officers and Directors

29            The Company

30            The Company

31            Not Applicable

32            Not Applicable

33            Not Applicable

34            Not Applicable

35            Other Information

36            Not Applicable

37            Not Applicable

38            Other Information

39            Other Information

40            Not Applicable

41            Not Applicable

42            Not Applicable

43            Not Applicable

44            Purchases

45            Investment Options; Other Information

46            Purchases; Access to Your Money

47            Not Applicable

48            Not Applicable

49            Not Applicable

50            Not Applicable

51            Other Information; Purchases; The Company; The Variable
              Life Insurance Policies

52            Investment Options

53            Other Information

54            Not Applicable

55            Not Applicable

56            Not Applicable

57            Not Applicable

58            Not Applicable

59            Financial Statements



        MODIFIED SINGLE PREMIUM VARIABLE AND FIXED LIFE INSURANCE POLICY

        MODIFIED SINGLE PREMIUM VARIABLE LIFE AND FIXED LAST TO DIE LIFE
                                INSURANCE POLICY

                                    ISSUED BY
           VALLEY FORGE LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE
                                     ACCOUNT
                                       AND
                       VALLEY FORGE LIFE INSURANCE COMPANY


This prospectus describes the Modified Single Premium Variable and Fixed Life Insurance Policy and the Modified Single Premium Variable Life and Fixed Last to Die Life Insurance Policy that we (Valley Forge Life Insurance Company) are offering.

The policies are variable benefit policies. We have designed the policies for use in estate and retirement planning and other insurance needs of individuals.

You, the policyowner, have a number of investment choices in the policy you purchase. These investment choices include fixed account options as well as several investment options listed below. When you buy a policy and allocate funds to the investment options you are subject to investment risk. This means that the value of your policy may increase and decrease depending upon the investment performance of the investment option(s) you select. Under some circumstances, the death benefit and the duration of your policy (how long a policy will remain in force) will also increase and decrease depending upon investment performance.

Federated Insurance Series
Advised by Federated Investment Management
Company
Federated High Income Bond Fund II
Federated Prime Money Fund II
Federated Utility Fund II

The Alger American Fund
Advised by Fred Alger Management, Inc.
Alger American Growth Portfolio
Alger American Mid-Cap Growth Portfolio
Alger American Small Capitalization Portfolio
Alger American Leveraged AllCap Portfolio

Variable  Insurance  Products Fund (VIP) and
Variable Insurance
Products Fund II
(VIP II),  Initial  Class
Advised by  Fidelity  Management  & Research  Company
Fidelity VIP II Asset Manager Portfolio
Fidelity VIP II Contrafund(R)  Portfolio
Fidelity VIP Equity-Income Portfolio
Fidelity VIP II Index 500 Portfolio

MFS Variable Insurance Trust
Advised by MFS Investment Management
MFS Emerging Growth Series
MFS Growth With Income Series
MFS Research Series
MFS Total Return Series

Janus Aspen Series, Institutional Shares Advised by Janus Capital Corporation Janus Aspen Series Capital Appreciation Portfolio Janus Aspen Series Growth Portfolio Janus Aspen Series Balanced Portfolio Janus Aspen Series Flexible Income Portfolio Janus Aspen International Growth Portfolio Janus Aspen Worldwide Growth Portfolio

Alliance Variable Products Series Fund, Class B
Shares
Advised by Alliance Capital Management, L.P.
Alliance Premier Growth Portfolio
Alliance Growth and Income Portfolio

American Century Variable Portfolios, Inc.
Advised by American Century Investment
Management, Inc.
American Century VP Income & Growth Fund
American Century VP Value Fund

Franklin Templeton Variable Insurance Products
Trust, Class 2 Shares
Advised by Templeton Asset Management Ltd.
Templeton Developing Markets Securities Fund
(formerly, Templeton Developing Markets Fund)

Advised by Templeton Investment Counsel, Inc.
Templeton Asset Strategy Fund (formerly, Templeton
Asset Allocation Fund)


Lazard Retirement Series
Advised by Lazard Asset Management
Lazard Retirement Equity Portfolio
Lazard Retirement Small Cap Portfolio

The Universal Institutional Funds, Inc. (formerly,

Morgan Stanley Dean Witter Universal Funds,
Inc.)
Advised by Morgan Stanley Asset Management, Inc.
Morgan Stanley International Magnum Portfolio
Morgan Stanley Emerging Markets Equity Portfolio

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the Modified Single Premium Variable and Fixed Life Insurance Policy and Modified Single Premium Variable Life and Fixed Last to Die Life Insurance Policy. The Securities and Exchange
Commission (SEC) maintains a Web site (http://www.sec.gov) that contains information regarding companies that file electronically with the SEC.

The policies:

o        are not  bank deposits.
o        are not federally insured.
o        are not endorsed by any bank or government agency.

The policies are subject to investment risk. You may be subject to loss of principal.

The Securities and Exchange Commission has not approved or disapproved these securities nor has it determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is not an offering of the securities in any state, country, or jurisdiction in which we are not authorized to sell the policies. You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different.


Date: _______, 2000

                                                 TABLE OF CONTENTS

                                                                                                                   Page

HIGHLIGHTS.........................................................................................................

THE COMPANY........................................................................................................





THE VARIABLE LIFE INSURANCE POLICIES...............................................................................
EXPENSES...........................................................................................................
PURCHASES..........................................................................................................
INVESTMENT CHOICES.................................................................................................
DEATH BENEFIT......................................................................................................
TAXES..............................................................................................................
ACCESS TO YOUR MONEY...............................................................................................
OTHER INFORMATION..................................................................................................

MORE INFORMATION...................................................................................................
         Executive Officers and Directors..........................................................................
         Voting   .................................................................................................
         Disregard of Voting Instructions..........................................................................
         Legal Opinions............................................................................................
         Our Right to Contest......................................................................................
         Federal Tax Status........................................................................................





         Reports to Owners.........................................................................................
         Legal Proceedings.........................................................................................
         Experts  .................................................................................................
         Financial Statements......................................................................................

APPENDIX A - Illustrations of Policy Values.....................................................................A-1
APPENDIX B - Rates of Return....................................................................................B-1

                                                         3

                             INDEX OF SPECIAL TERMS

This prospectus is written in plain English to make it as understandable as possible. However, by the very nature of the policies, certain technical words or terms are unavoidable. We have identified some of these words or terms. For some we have provided you with a definition below. For the remainder, we believe that you will find an adequate discussion in the text. We have identified these terms and provided you with a page number that indicates where you will find the explanation for the word or term. The word or term on the page is in italics.

Death Proceeds: The amount of money payable to the beneficiary if the insured (or the last insured) dies while a policy is in force.

Debt: Any amount you owe us as the result of a policy loan. This includes any accrued loan interest.

General Account: Our assets other than those allocated to the Variable Life Separate Account or any other separate account.

Investment  Option:  An investment choice within the Valley Forge Life Insurance

Company Variable Life Separate Account available under the policies.

Policy Loan Account: That portion of the cash value resulting from a policy loan.

Riders: An endorsement that is incorporated into your policy.

Specified Amount: A dollar amount used to determine the death benefit of your policy. This amount is chosen by you.

                                                                            Page

Beneficiary, Contingent Beneficiary Business Day Cash Value, Net Cash Value Fixed Account I, Fixed Account II Insured Last Insured Monthly Date Owner, Joint Owner, Contingent Owner Policy Year, Policy Anniversary Policy Date

                                   HIGHLIGHTS

The Variable Life Insurance Policies

The variable life insurance policies are contracts between you, the owner, and us, an insurance company. The Modified Single Premium Variable and Fixed Life Insurance Policy described in this prospectus provides for life insurance coverage on the named insured. If you purchase the Modified Single Premium Variable Life and Fixed Last to Die Life Insurance Policy described in this prospectus there will be two persons insured and the death benefit will be paid once the last insured dies. Both policies have cash values, a death benefit, surrender rights, loan privileges and other characteristics associated with traditional and universal life insurance, and are nearly identical except for the fact that there are two lives insured in the last to die version. Since the policies are variable life insurance policies, the value of your policy will increase or decrease depending upon the investment experience of the investment option(s) you choose. Under current tax laws, the death benefit associated with the policies are distributed free from federal income taxes to the named beneficiary(s). However, estate taxes may apply. We will issue the policies as an individual policy in most states, and as a group life insurance policy in other states.

Expenses

The policies have both insurance and investment features, and there are costs related to each that reduce the return on your investment. We deduct:

o    an expense charge daily from amounts allocated to the investment options.

o    a monthly  deduction  from the policies for the cost of insurance.

o daily investment option charges which apply to the average daily value of the investment options.

We may assess a surrender charge if you take out money from your policy. If you make more than 12 transfers in any policy year, unless the transfer is pre-scheduled, we will charge a transfer processing fee.

Upon the insured's 95th birthday, we will no longer deduct the monthly deduction. If the policy is a Last to Die Policy, we will not deduct the insurance related charges after the younger insured's 95th birthday. There are also fees and expenses which are deducted from the assets of the investment options.

Purchases

You purchase a policy by completing the proper forms. In some circumstances, we may contact you for additional information regarding the insured(s). We may require the insured(s) to provide us with medical records, physicians' statements or a complete paramedical examination.

The policies are purchased with a single premium. Under certain conditions, you can make additional premium payments. Your registered representative can help you fill out the proper forms.

Investment Choices

You can put your money in any of the fixed account options and/or in any of the investment options. Currently, you may invest in all investment choices at any one time. However, we reserve the right to limit this in the future.

Death Benefit

The amount of the death benefit depends on:

o    the specified amount of insurance of your policy;
o    any debt that you may have;
o any due and unpaid monthly deductions that are incurred as a result of your policy entering into a grace period; and
o    under some circumstances, your cash value.

Taxes

Your earnings are not taxed until you take them out. In most cases, your policy will be a Modified Endowment Contract (MEC) unless it was exchanged for a contract issued before June 21, 1988. Any distribution taken out of a MEC is considered to come from earnings first and as such is taxed as income. Also, if you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the earnings withdrawn. Loans from a MEC policy are considered distributions.

Death proceeds are paid to your beneficiary income tax free under current tax law.

Access to Your Money

You can make a total surrender of your policy at any time and we will pay you the net cash value. You may make a partial surrender at any time after the end of your first policy year. When you make a total or partial surrender, a surrender charge may be assessed. You can also borrow some of your net cash value.

Other Information

Free Look. You can cancel the policy within 10 days after you receive it (or whatever period is required in your state). We will refund an amount equal to the cash value plus fees or charges deducted from the single premium payment less any debt.

Additional Features. The following additional features are offered:

o You can arrange to have a regular amount of money automatically transferred from the dollar cost averaging account to selected investment options each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. We call this feature the dollar cost averaging option.

o You can arrange to have us automatically rebalance amounts in selected investment options and Fixed Account I to return to your original percentage allocations. We call this feature the automatic transfer option.
o If the insured becomes terminally ill, we will pay you a portion of the death benefit if requested to do so. We call this feature the accelerated death benefit rider.

These features may not be available in your state and may not be suitable for your particular situation.

Inquiries

If you need more information about buying a policy, please contact us at:

                           Valley Forge Life Insurance Company
                           Investment Products
                           100 CNA Drive
                           Nashville, TN 37214
                           (800) 262-1755

                                   THE COMPANY

Valley Forge Life Insurance Company, with its administrative office located at 100 CNA Drive, Nashville, TN 37214, is a wholly- owned subsidiary of Continental Assurance Company ("Assurance"). Assurance is a wholly- owned subsidiary of Continental Casualty Company ("Casualty"), which is wholly-owned by CNA Financial Corporation ("CNA"). Loews Corporation owns approximately 86% of the outstanding common stock of CNA as of December 31, 1999.

We are principally engaged in the sale of life insurance and annuities. We are licensed in the District of Columbia, Guam, Puerto Rico and all states except New York, where we are only admitted as a reinsurer.

                      THE VARIABLE LIFE INSURANCE POLICIES

The variable life insurance policies as offered by this prospectus are contracts of insurance between you, the owner, and us, an insurance company. The policies described in this prospectus are modified single premium variable life insurance policies. The policies are designed to be purchased with a single premium payment. The policies are "variable" because the cash value, when allocated to the investment options, may increase or decrease depending upon the investment results of the selected investment options. Under certain circumstances, the death benefit and the duration of your policy may also vary. There are two versions of the policy offered: a single life version and a last to die version (which covers two lives). Unless otherwise indicated any discussion applies equally to both versions of the policy.

While your policy is in force, you can surrender the policy for all, or after the first year, part of its net cash value. You may also obtain a policy loan using the policy as security and by properly assigning it to us.

To the extent you select any of the investment options, you bear the investment risk. If your net cash value is insufficient to pay the monthly deductions, your policy may terminate.

Under most circumstances, the policies will be purchased by the payment of a single premium. Under certain circumstances additional premiums can be paid.

Because the policies are like traditional and universal life insurance, they provide a death benefit which is paid to your named beneficiary. The proceeds from the death benefit should be excludable from the gross income of the beneficiary, however estate taxes may apply. The tax- free death proceeds makes this an excellent way to accumulate money you do not think you will use in your lifetime. It is also a tax-efficient way to provide for those you leave behind. If you need access to your money, you can borrow from your policy or make a total or partial surrender.

The policies are considered to be Modified Endowment Contracts (MEC) as that term is used in the Internal Revenue Code. Proceeds taken out of a MEC are considered to come from earnings first and are included in taxable income. If you are younger than 59 1/2 when you take money out of a MEC, you may also be subject to a 10% federal tax penalty on the earnings withdrawn.

We will issue the policy as an individual policy in most states, and as a group certificate under a group life insurance policy in other states. As used in this prospectus, the term policy refers to either the individual life policy or to the certificate issued under a group life policy.

Purchasing Considerations

The policies are designed for individuals and businesses that have a need for death protection but who also desire to potentially increase the values in their policies through investments in the investment options. The policies offer the following to individuals:

o        create or conserve one's estate;
o        supplement retirement income; and
o        access to funds through loans and surrenders.

If you currently own a variable life insurance policy on the life of the insured(s), you should consider whether the purchase of one of the policies described in this prospectus is appropriate. Replacement of an existing policy with one of the policies described in this prospectus may not be advantageous to your situation.

                                    EXPENSES

There are charges and other expenses associated with the policies that reduce the return on your investment in a policy. The charges and expenses are described below.

Monthly Deduction

Each monthly date, we will make certain deductions from the cash value of your policy. The monthly deduction is for the cost of insurance for the following month. The first monthly deduction will be determined as of the policy date.

We determine the monthly cost of insurance rate each year as of the policy anniversary. The rate will be charged for the next policy year. The monthly cost of insurance rate will not exceed the maximum guaranteed monthly cost of insurance rate shown on the policy schedule of your policy.

The monthly cost of insurance is determined as (1) times (2) where:

(1) is the net amount at risk which is equal to the death benefit divided by the monthly equivalent of the guaranteed interest rate (currently 4%), minus the policy's cash value before charges, all divided by $1000; and

(2) is the monthly cost of insurance rate per $1,000 of coverage on the monthly date.

When a Last to Die version of the Policy is purchased we will determine the monthly cost of insurance based upon the lives of both insureds.

The cost of insurance rate for a policy month will be uniform for all specified amounts of insurance that:

o    are in the same specified amount band, sex, and risk classification;

o take effect when the insureds are the same age; and o have been in force the same length of time.

We may charge less than the maximum cost of insurance rates shown in your policy from time to time based on our expectations as to future cost elements such as: investment earnings, mortality, persistency, expenses and taxes. Any change we make will apply to all specified amount portions in the same risk classification.

Since the mortality tables used with the policies distinguish between males and females, the cost of insurance and the benefits payable will differ between males and females of the same age. Employers, employee plans and employee organizations should seek legal advice to determine whether the Civil Rights Act of 1964, Title VII, or other applicable law prohibits the use of sex distinct mortality tables. We will offer the policy based upon unisex mortality tables where required.

Expense Charge

We deduct an expense charge from each investment option each business day. The expense charge is currently equal to:

   Policy Years 1-10:              Approximately 1.50%, on an annual basis, of
                                   the cash value of each investment option.
   Policy                          Years 11 and later:  Approximately  0.90%, on
                                   an annual basis, of the cash value of each investment option.

This charge compensates us for some of the mortality risks we assume, and the risk that we will experience costs above that for which we are compensated. It also compensates us for some of the administrative costs in administering the policy. We expect to profit from the charge.

Surrender Charges

A surrender charge may be deducted if you make a full or partial surrender. The surrender charge is a percentage of the guideline single premium payment (see "Purchases-Premiums"). If your premium is less than the guideline single premium, your surrender charge will be based upon the larger guideline single premium amount. The charge grades down to zero after 9 years as shown in the following table:

                           Policy Years                 % of Surrender Charge
                           ------------                 ---------------------
                           1                            9%
                           2                            9%

                           3                            8%
                           4                            8%
                           5                            7%
                           6                            6%
                           7                            4%
                           8                            2%
                           9                            1%
                           10+                          No Surrender Charge

The  above   percentages   may  be  reduced   for  older  ages  to  comply  with
non-forfeiture laws.

Free Partial Surrender Amount

Each policy year, after the first, you can surrender a portion of your cash value free from any surrender charge. The free partial surrender amount for any policy year, after the first policy year, is 10% of the cash value and is determined at the time of the first partial surrender in a policy year. If the entire free partial surrender amount for a policy year is not taken in the first partial surrender of a policy year, the free partial surrender amount available for any other partial surrender in a policy year is the free partial surrender amount for that policy year less the total prior free partial surrender amounts withdrawn in the same policy year.

Transfer Processing Fee

You may transfer values from one investment option to another, or to or from the fixed accounts. The first 12 transfers in a policy year are free. The fee for each additional transfer is currently $25. The transfer processing fee is deducted from the amount which is transferred. Prescheduled dollar cost averaging transfers or automatic transfers are not counted when we determine transfer processing fees. Each transfer is considered to be one request regardless of the number of investment options or any fixed amount involved in the transfer.

Income Tax Charge

We do not currently assess any charge for income taxes. We reserve the right to assess a charge for such taxes against the investment options or your cash value if we determine that such taxes will be incurred.

Charges after the Insured's 95th birthday.

Once the insured turns 95, we will no longer deduct the insurance related charges, but will continue to deduct the asset based charges. If the policy is a

Last to Die policy, we will not deduct the insurance related charges after the younger insured's 95th birthday.

Investment Option Annual Expenses
(as a percentage of average daily net assets of an investment option)

The annual expenses of the portfolios for the year ended December 31, 1999 below are based on data provided by the respective fund groups. We have not independently verified such data. Future expenses may be greater or less than those shown.



                                                                                 Other Expenses          Total Annual
                                                                                 (after waivers         Expenses (after
                                                                                     and/or             waivers and/or
                                                                                 reimbursements         reimbursements
                                                                                with respect to         with respect to
                                                                                    certain                 certain
                                              Management Fees      12b-1          investment             investment
                                              (Advisory Fees)       Fees            options)               options)
------------------------------------------  -------------------  ----------- ----------------------  ---------------------





Federated Insurance Series
     (See Note 1)
Federated High Income Bond                         0.60%
     Fund II . . . . . . . . . . . . . . . . . . . . . .             --              0.19%                   0.79%
Federated Prime  Money Fund II . . . .             0.50%             --              0.23%                   0.73%
Federated Utility Fund II . . . . . . . . . .      0.75%             --              0.19%                   0.94%

The Alger American Fund
Alger American Growth Portfolio . . .              0.75%             --              0.04%                   0.79%
Alger American Mid-Cap Growth                      0.80%
     Portfolio . . . . . . . . . . . . . . . . . . . .               --              0.05%                   0.85%
Alger American Small Capitalization                0.85%
     Portfolio . . . . . . . . . . . . . . . . . . . .               --              0.05%                   0.90%
Alger American Leveraged AllCap
     Portfolio (See Note 2) . . . . . . . .        0.85%             --              0.08%                   0.93%
                                            . .


                                                        12





                                                                                 Other Expenses          Total Annual
                                                                                 (after waivers         Expenses (after





                                                                                     and/or             waivers and/or
                                                                                 reimbursements         reimbursements
                                                                                with respect to         with respect to
                                                                                    certain                 certain
                                              Management Fees       12b-1          investment             investment
                                              (Advisory Fees)       Fees            options                options.
Variable Insurance Products Fund
     (VIP) and Variable Insurance
     Products Fund II (VIP II), Initial
     Class (See Note 3)
Fidelity VIP II Asset Manager                      0.53%
     Portfolio . . . . . . . . . . . . . . . . . . .                 --              0.10%                   0.63%
Fidelity VIP II Contrafund(R). . . . . . .          0.58%             --              0.09%                   0.67%
Fidelity VIP Equity-Income . . . . . . .           0.48%             --              0.09%                   0.57%
Fidelity VIP II Index 500 Portfolio . . .          0.24%             --              0.04%                   0.28%

MFS Variable Insurance Trust (See
     Note 4)
MFS Emerging Growth Series . . . . .               0.75%             --              0.09%                   0.84%





MFS Growth With Income Series . . .                0.75%             --              0.13%                   0.88%
MFS Research Series . . . . . . . . . . . . .      0.75%             --              0.11%                   0.86%
MFS Total Return Series . . . . . . . . . .        0.75%             --              0.15%                   0.90%
Janus Aspen Series, Institutional
Shares (See Note 5)
Janus Aspen Series Capital
   Appreciation  Portfolio . . . . . . . . .       0.65%             --              0.04%                   0.69%
Janus Aspen Series Growth Portfolio .              0.65%             --              0.02%                   0.67%
Janus Aspen Series Balanced Portfolio.             0.65%             --              0.02%                   0.67%
Janus Aspen Series Flexible Income                 0.65%
     Portfolio . . . . . . . . . . . . . . . . . . . .               --              0.07%                   0.72%
Janus Aspen Series International                   0.65%
     Growth Portfolio . . . . . . . . . . . . . . .                  --              0.11%                   0.76%


                                                        13





                                                                                 Other Expenses          Total Annual
                                                                                 (after waivers         Expenses (after
                                                                                     and/or             waivers and/or
                                                                                 reimbursements         reimbursements
                                                                                with respect to         with respect to
                                                                                    certain                 certain
                                              Management Fees       12b-1          investment             investment
                                              (Advisory Fees)       Fees            options)                options)
Janus Aspen Worldwide Growth
     Portfolio . . . . . . . . . . . . . . .       0.65%             --              0.05%                   0.70%
                                             . . . . .





Alliance Variable Products Series
Fund, Class B Shares
Alliance Premier Growth Portfolio . . .            1.00%            0.25%            0.04%                   1.29%
Alliance Growth and Income
     Portfolio . . . . . . . . . . . . . . .       0.63%            0.25%            0.09%                   0.97%
                                             . . . .
American Century Variable
     Portfolios, Inc. (See Note 6) . . . .
American Century VP Income &                       0.70%
     Growth Fund . . . . . . . . . . . . . . . . .                   --              0.00%                   0.70%
American Century VP Value Fund . . .               1.00%             --              0.00%                   1.00%

Franklin Templeton Variable





     Insurance Products Trust, Class 2
     Shares (See Note 7)
Templeton Developing Markets
     Securities  Fund (see Note 8) . . . .         1.25%            0.25%            0.31%                   1.81%
Templeton Asset Strategy Fund (see
     Note 8) . . . . . . . . . . . . . . . .       0.60%            0.25%            0.18%                   1.03%
                                             . . . . .
Lazard Retirement Series (See
     Note 9)
Lazard Retirement Equity Portfolio . . .           0.75%            0.25%            0.25%                   1.25%
Lazard Retirement Small Cap
     Portfolio . . . . . . . . . . . . . . .       0.75%            0.25%            0.25%                   1.25%
                                             . . . . . .



                                                        14





The Universal Institutional Funds,
     Inc. (See Note 10)
Morgan Stanley International Magnum                0.29%
     Portfolio . . . . . . . . . . . . . . . . . . . . .             --              0.87%                   1.16%
Morgan Stanley Emerging Markets                    0.42%             --              1.37%                   1.79%
     Equity Portfolio . . . . . . . . . . . . . . .

Notes:

1. The Fund did not pay or accrue the shareholder services fee during the fiscal year ended December 31, 1999. The Fund has no present intention of paying or accruing the shareholder services fee during the fiscal year ending December 31, 2000. The maximum shareholder services fee is 0.25%.

2. Included in other expenses of the Alger American Leveraged AllCap Portfolio is .01% of interest expense.

3. A portion of the brokerage commissions that certain funds pay was used to reduce fund expenses. In addition, through arrangements with certain funds, or FMR on behalf of certain funds, custodian credits realized as a result of uninvested cash balances were used to reduce a portion of each applicable fund's expenses. Including these reductions, the total operating expenses presented in the table would have been .59% for Equity-Income Portfolio, and .65% for Asset Manager Portfolio. FMR agreed to reimburse a portion of the Index 500 Portfolio's expenses during the period. Without this reimbursement, the Portfolio's management fee, other expenses and total expenses would have been .24%, .10% and .34%, respectively.

4. Each of these funds has an expense offset arrangement which reduces its custodian fee based upon the amount of cash it maintains with its custodian and dividend disbursing agent, and may enter into such arrangements and directed brokerage arrangements (which would also have the effect of reducing its expenses). Any such fee reductions are not reflected above under "Other Expenses" and therefore are higher than the actual expenses of the series.

5. Expenses are based upon expenses for the fiscal year ended December 31, 1999, restated to reflect a reduction in the management fee for the Growth, Capital Appreciation, International Growth, Worldwide Growth, and Balanced Portfolios. Expenses are stated both with and without contractual waivers by Janus Capital. Waivers, if applicable, are first applied against the management fee and then against other expenses, and will continue until at least the next annual renewal of the advisory agreement. All expenses are shown without the effect of expense offset arrangements.

6. The funds of American Century Variable Portfolios, Inc. have a stepped fee schedule. As a result, the funds' management fees generally decrease as the funds' assets increase.

7. The fund's class 2 distribution plan or "rule 12b-1 plan" is described in the fund's prospectus. While the maximum amount payable under the fund's class 2 rule 12b-1 plan is 0.35% per year of the fund's average daily net assets, the Board of Trustees of Franklin Templeton Variable Insurance Products Trust has set the current rate at 0.25% per year.

8. On 2/8/00, shareholders approved a merger and reorganization that combined the fund with a similar fund of the Franklin Templeton Variable Insurance Products Trust ("VIP"). VIP shareholders approved new management fees, which apply to the combined fund effective 5/1/00. The table shows restated total expenses based on the new fees and the assets of the fund as of 12/31/99, and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund's expenses after 5/1/00 would be estimated as: Templeton Developing Markets Securities Fund - Management Fees 1.25%, 12b-1 fees 0.25%, Other Expenses 0.29%, and Total Annual Expenses 1.79%; Templeton Asset Strategy Fund - Management Fees 0.60%, 12b-1 fees 0.25%, Other Expenses 0.14% and Total Annual Expenses 0.99%. The fund's class 2 distribution plan or "rule 126-1 plan" is described in the fund's prospectus.

9. Effective May 1, 1999, Lazard Asset Management, the Fund's investment adviser, has agreed to waive its fee and/or reimburse the Portfolios through December 31, 2000 to the extent total annual portfolio expenses exceed 1.25% of the Portfolio's average daily net assets. Absent such an agreement, the other expenses and total annual portfolio expenses for the year ended December 31, 1999 would have been 4.63% and 5.63% for the Lazard Retirement Equity Portfolio and 6.31% and 7.31% for the Lazard Retirement Small Cap Portfolio. The fund's class 2 distribution plan or "rule 12b-1 plan" is described in the fund's prospectus.

10. With respect to the Universal Institutional Funds, Inc. portfolios, the investment adviser has voluntarily waived a portion or all of the management fees and reimbursed other expenses of the portfolios to the extent total operating expenses exceed the following percentages: Emerging Markets Equity Portfolio 1.75%, International Magnum Portfolio 1.15%. The adviser may terminate this voluntary waiver at any time at its sole discretion. Absent such reductions, the "Management Fees" and "Other Expenses" would have been as follows: 1.25% and 1.37%, respectively for the Emerging Markets Equity Portfolio; and 0.80% and 0.87%, respectively for the International Magnum Portfolio.

                                    PURCHASES
Premiums

The policy has been designed to be purchased with a single premium payment. For a Specified Amount of Insurance on the insured(s), there is a maximum amount of premium that can be paid and still have the policy qualify as life insurance under the Internal Revenue Code (Guideline Single Premium). Subject to our underwriting rules, you may be permitted to make a premium payment less than the maximum.

The initial premium is due on the policy date. The policy date is the date coverage under the policy becomes effective. All premiums must be sent to us at our Administrative Office. Before we send out the policy, the application and the premium must be in good order as determined by our administrative rules.

Your first policy year starts on the day the coverage is effective under your policy (the policy date). The twelve month period beginning on the policy date and ending the day before the same date in the next calendar year (and each succeeding twelve month period) is referred to as a policy year. Future policy years start on the same day and month in each subsequent year. We call that date a policy anniversary. Your monthly date is the same day as the policy date for each succeeding month.

If the maximum premium was not paid as the initial premium you can make additional premium payments of at least $50 each. If a policy loan is outstanding, any payments received will be considered loan repayments and not premiums unless otherwise specified. Other premiums may be required as described in the Grace Period Provision.

We may require evidence of insurability before accepting an additional premium payment if the additional premium payment would increase the net death benefit.

Application for a Policy

In order to purchase a policy, you must submit an application to us that requests information about the proposed insured(s). In some cases, we may contact you for additional information. We may request that the insured(s) provide us with medical records, a physician's statement or possibly require other medical tests.

Allocation of Premium

The initial premium is due on the policy date and will be allocated to the investment options on the latest of:

o    2 business days after the policy date;
o 2 business days after our receipt of your initial premium at our administrative office; or
o    the date our underwriters approve your policy.

Your premium is allocated to the available fixed accounts or one or more of the investment options, as selected by you. This allocation is not subject to the transfer processing fee provision (see "Transfer Processing Fee"). Currently, you can select as many investment options as you wish. However, we reserve the right to limit this in the future. All allocation percentages must be in whole numbers and at least 1%.

You may change the allocation of future premiums by providing us with written notice. The change will be effective on the date we receive your request at our administrative office. Additional premium payments will be allocated to your policy as of the day they are received.

Our Right to Reject or Return a Premium Payment

In order to receive the tax treatment for life insurance under the Internal Revenue Code (Code), a policy must initially qualify and continue to qualify as life insurance under the Code. To maintain this qualification, we have reserved the right under the policy to return any premiums paid which we have determined will cause the policy to fail as life insurance. We also have the right to make changes in the policy or to make or distribute to the extent we determine this is necessary to continue to qualify the policy as life insurance. Such distributions may have current income tax consequences to you.

We also have the right to return any additional premium in excess of the maximum premium for your policy.

Grace Period

A grace period will begin if the net cash value on any business day is not sufficient to cover any charges deducted from your policy. We will send you a notice at the start of the grace period to your last known address and to any assignee. When your policy is in a grace period, we will continue the policy for 61 days. A minimum payment of an amount equal to 2 monthly deductions must be paid during this period to prevent your policy from terminating without value. If the insured (or last insured) dies during the grace period, we will pay the death proceeds. If the lapse prevention guarantee period described below is in effect, the grace period will not apply until the beginning of the policy year following the lapse guarantee period.

Reinstatement

If your policy terminated at the end of a grace period and you have not surrendered it for its cash surrender value, you can request that we reinstate it (restore your insurance coverage) anytime within 3 years after its termination. To reinstate your policy you must:

o    submit a written request for reinstatement;
o    submit proof of insurability satisfactory to us;
o pay an amount large enough to cover the next 2 monthly deductions; o pay any negative cash surrender value that existed at the end of the grace period; and
o    repay or reinstate any debt which existed at the end of the grace period.

The effective date of a reinstatement is the monthly date on or following the day we approve the request for reinstatement.

If a surrender charge was applied when the policy lapsed, the surrender charge applied will be credited to the cash value of your policy. The surrender charge on the date of reinstatement is equal to the surrender charge on the date of lapse. To determine the surrender charge on any date after the effective date of reinstatement, we will not consider the period the policy was lapsed. Unless you tell us otherwise, the allocation of the amount of the surrender charge, additional premiums and loan repayments will be based on the allocations in effect at the start of the grace period.

Lapse Prevention Guarantee

We guarantee that your policy will not lapse if 100% of the maximum premium shown on your policy was paid as the single premium and you have not taken out any loans or partial surrenders.

Cash Value

The cash value is the sum of the value in each investment option, any fixed account and the policy loan account. On the policy date, the cash value in each investment option is equal to the portion of the initial premium allocated to the investment option. After the policy date the cash value equals the sum of the value in the fixed accounts and in the investment options you have selected.

The cash value reflects:

o    premiums paid;
o    the monthly deductions;
o the investment experience of the investment options selected; o any interest credited on any fixed account selected; o any interest earned or interest charged on amounts allocated to the policy loan account; and
o    any deductions due as a result of a transfer or a partial surrender.

Cash Surrender Value and Net Cash Value

Your cash surrender value equals your cash value minus the surrender charge. Your net cash value equals the cash surrender value less any debt.

While your policy is in force, you may:

o        take loans based on the net cash value;
o        make partial surrenders (after the end of the first policy year); or

o        surrender the policy for its net cash value.

Method of Determining Your Policy Account Allocated to an Investment Option

The value of your policy will go up or down depending upon the investment performance of the investment option(s) you choose and the charges and deductions made against your cash value. In order to keep track of the value of your cash value, we use a unit of measure we call an accumulation unit. (An accumulation unit works like a share of a mutual fund.)

Every business day we determine the value of an accumulation unit. We do this by multiplying the accumulation unit value for the immediately preceding business day by a factor for the investment option for the current business day.

The factor is determined by:

o deciding the value for investment options at the end of the current business day by the value of an investment option for the previous business day; and
o    subtracting the expense charge.

The value of an accumulation unit may go up or down from day to day.

When you make your premium payment, we credit your policy with accumulation units. The number of accumulation units credited is determined by dividing the amount of premiums allocated to the investment option by the value of the accumulation unit for that investment option. When we assess any charges we do so by deducting accumulation units from your policy. When you take a loan we reduce the number of the accumulation units in your policy and transfer the amount to the loan account.

Our business day is each day that the New York Stock Exchange is open for business. Our business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern Time.

                               INVESTMENT CHOICES

The policies offer investment options which invest in various funds. The following investment options listed below are currently available in connection with the policies we are offering here.

You should read this prospectus and the accompanying prospectuses for the investment options carefully before investing. Certain portfolios may not be available under the policies offered by this prospectus.

The investment objectives and policies of certain investment options are similar to the investment objectives and policies of other mutual funds that the investment advisors manage. Although the objectives and policies may be similar, the investment results of the investment options may be higher or lower than the results of such other mutual funds. The investment advisors cannot guarantee, and make no representations, that the results of similar funds will be comparable even though the funds have the same advisors.

An investment option's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative instruments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on an investment option with a small asset base. An investment option may not experience similar performance as assets grow.

Federated Insurance Series
Advised by Federated Investment Management Company

Federated High Income Bond Fund II
Federated Prime Money Fund II
Federated Utility Fund II (seeks high current income and moderate capital appreciation by investing in securities of utility companies)

The Alger American Fund
Advised by Fred Alger Management, Inc.
Alger American Growth Portfolio
Alger American Mid-Cap Growth Portfolio
Alger American Small Capitalization Portfolio
Alger American Leveraged AllCap Portfolio

Variable Insurance Products Fund (VIP) and Variable Insurance Products Fund II (VIP II) Advised by Fidelity Management & Research Company Fidelity VIP II Asset Manager Portfolio Fidelity VIP II Contrafund(R) Portfolio (seeks long-term capital appreciation) Fidelity VIP Equity-Income Portfolio Fidelity VIP II Index 500 Portfolio

MFS Variable Insurance Trust
Advised by MFS Investment Management
MFS Emerging Growth Series
MFS Growth With Income Series
MFS Research Series (seeks long-term capital growth and future income) MFS Total Return Series

Janus Aspen Series, Institutional Shares Advised by Janus Capital Corporation Janus Aspen Series Capital Appreciation Portfolio Janus Aspen Series Growth Portfolio Janus Aspen Series Balanced Portfolio Janus Aspen Series Flexible Income Portfolio Janus Aspen Series International Growth Portfolio Janus Aspen Series Worldwide Growth Portfolio

Alliance Variable Products Series Fund, Class B Shares
Advised by Alliance Capital Management, L.P.
Alliance Premier Growth Portfolio
Alliance Growth and Income Portfolio

American Century Variable Portfolios, Inc.
Advised by American Century Investment Management, Inc.
American Century VP Income & Growth Fund
American Century VP Value Fund

Franklin Templeton Variable Insurance Products Trust*, Class 2 Shares Advised by Templeton Asset Management Ltd.
Templeton Developing Markets Securities Fund (formerly, Templeton Developing Markets Fund)

Advised by Templeton Investment Counsel, Inc.
Templeton Asset Strategy Fund (formerly, Templeton Asset Allocation Fund) *Effective May 1, 2000, the funds of Templeton Variable Products Series Fund were merged into similar funds of Franklin Templeton Variable Insurance Products Trust.

Lazard Retirement Series
Advised by Lazard Asset Management
Lazard Retirement Equity Portfolio
Lazard Retirement Small Cap Portfolio

The Universal Institutional Funds, Inc. (formerly, Morgan Stanley Dean Witter Universal Funds, Inc.)

Advised by Morgan Stanley Asset Management, Inc.
Morgan Stanley International Magnum Portfolio
Morgan Stanley Emerging Markets Equity Portfolio

Shares of the investment options may be offered in connection with certain variable annuity contracts and valuable life insurance policies of variable life insurance companies which may or may not be affiliated with us. Certain investment options may also be sold directly to qualified plans. The funds believe that offering their shares in this manner will not be disadvantageous to you.

We may enter into  certain  arrangements  under which we are  reimbursed  by the
investment   options,   advisors,   distributors,   and/or  affiliates  for  the
administrative services which we provide to the funds.

Substitution and Limitations on Further Investments

We may substitute one of the investment options you have selected with another investment option. We will not do this without the prior approval of the Securities and Exchange Commission. We may also limit further investment in an investment option. We will give you notice of our intention to do this.

Fixed Account Options

You may allocate premiums and cash values to one of our fixed account options. Fixed Account I is part of our general account, and will offer a uniform interest rate guaranteed for one policy year by us. At our discretion, we may declare an excess interest rate for this account. Fixed Account II offers various interest rates and time periods to select from. We have segregated our assets in Fixed Account II from our general account. The interest rates offered by Fixed Account II will depend on the time period you select. In certain circumstances, if you make a surrender from Fixed Account II before the expiration of the time period, you may be subject to an interest adjustment. The adjustment may be positive or negative. We also offer a dollar cost averaging option from our general account (see below).

Transfers

You can make transfers as described below. We have the right to terminate or modify these transfer provisions.

You can make transfers by telephone. If you own the policy with a joint owner, unless we are instructed otherwise, we will accept instructions from either you or the other owner. We will use reasonable procedures to confirm that instructions given to us by telephone are genuine. If we fail to use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. However, we will not be liable for following telephone instructions that we reasonably believe to be genuine. We may tape record telephone instructions.

Transfers are also subject to the following:

o Currently, you can make 12 transfers every policy year without charge.

o We will assess a $25 transfer processing fee for each transfer in excess of the free 12 transfers allowed per policy year. Transfers made pursuant to the dollar cost averaging option and the automatic transfer option will not be counted in determining the application of any transfer processing fee.

o The minimum amount which you can transfer is $250 or your entire value in the investment option or any fixed account option, if it is less. This requirement is waived if the transfer is made in connection with the dollar cost averaging option or the automatic transfer option.

o You may transfer up to 25% of the value of Fixed Account I from that account to any other account, subject to the $250 minimum amount of a transfer.

o You may not make a transfer until after the end of the free look period.

o A transfer will be effected as of the end of a business day when we receive a transfer request that contains all the information that is necessary for us to process the request.

o We are not liable for a transfer made in accordance with your instructions.


o Your right to make transfers is subject to modification if we determine, in our sole opinion, that the exercise of the right by one or more owners is, or would be, to the disadvantage of other owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which is considered by us to be to the disadvantage of other owners. A modification could be applied to transfers to, or from, one or more of the investment options and could include, but is not limited to:

     a.   the requirement of a minimum time period between each transfer;
     b. not accepting a transfer request from an agent acting under a power of attorney on behalf of more than one owner; or

     c. limiting the dollar amount that may be transferred between investment options by an owner at any one time.

         o Transfers do not change your allocation instructions for any future premium payments.

Dollar Cost Averaging

Dollar cost averaging allows you to systematically transfer a set amount each month (for a period of 6 or 12 months) from our dollar cost averaging account to any of the investment options or Fixed Account I. By allocating amounts on a regularly scheduled basis as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. Dollar cost averaging may not be available in your state.

If you select this option, we will open a dollar cost averaging account for you. You must have at least $1,000 in the dollar cost averaging account, in order to participate in the dollar cost averaging option. The minimum amount which can be transferred each month is $100, or 10% of the total amount being transferred. We guarantee that the interest we credit to your dollar cost averaging account will be at least equal to that credited to Fixed Account I. We may, at our discretion, credit excess interest greater than that credited to Fixed Account I.

Dollar cost averaging transfers will begin on the date you request, but no sooner than 7 business days after we receive the request provided the transfers do not begin until 30 days after the effective date of your policy. All dollar cost averaging transfers are made effective the same day each month. However, this day may not be later than the 28th of each month. If the calender day selected is not a business day, transfers are made as of the next business day.

Dollar cost averaging will terminate when any of the following occurs:

o at the end of the 6 or 12 month period you designate; or o within 7 days of your written request to terminate theses transfers.

We have the right to modify, discontinue or suspend the dollar cost averaging option. If you participate in the dollar cost averaging option, the transfers made under the program are not taken into account in determining any transfer processing fee. There is no additional charge for this option.

Dollar cost averaging does not assure a profit and does not protect against loss in declining markets. Dollar cost averaging involves continuous investment in the selected investment option(s) regardless of fluctuating price levels of the investment option(s). You should consider your financial ability to continue the dollar cost averaging option through periods of fluctuating price levels.

Automatic Transfer Option

Once your money has been allocated among the investment choices, the performance of the elected options may cause your allocation to shift. You can direct us to automatically rebalance your cash value in selected investment options and Fixed Account I to return to your original percentage allocations by selecting our automatic transfer option. The automatic transfer option may not be available in your state.

You have the choice of rebalancing monthly, quarterly, semi-annually or annually. All transfers must take place before the 28th of the month. Allocation percentages must be in whole numbers.

If you participate in the automatic transfer option, the transfers made under the program are not taken into account in determining any transfer processing fee.

You may stop the automatic transfer option at any time by written notice. We must receive your written notice at least seven business days before the first business day in a new period. Once automatic transfer has been elected, any subsequent transfer instructions that differ from the then current instructions are treated as a request to change the automatic transfer allocation. All changes must be by written notice.

Example:

         Assume that you want your initial purchase payment split between 2 investment options. You want 80% to be in the MFS Growth With Income Series and 20% to be in the Janus International Growth Portfolio. Over the next 2 1/2 months the domestic market does very well while the international market performs poorly. At the end of the quarter, the MFS Growth With Income Series now represents 86% of your holdings because of its increase in value. If you had chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we would sell some of your units in the MFS Growth With Income Series to bring its value back to 80% and use the money to buy more units in the Janus International Growth Portfolio to increase those holdings to 20%.

                                  DEATH BENEFIT

The amount of the death benefit depends on the total specified amount of insurance, and under some circumstances, your cash value on the date of the insured's (or last insured's) death. The initial specified amount is shown on the schedule page of your policy and the insured(s) is the person whose life is covered by your policy. If you purchase a Last to Die Policy, there will be two insured persons and the death benefit proceeds will be paid as soon as we receive due proof that the death of the last insured occurred. The insured(s) are named on the schedule page of your policy. The actual amount we pay the beneficiary will be reduced by any outstanding debt and any due and unpaid charges.

Death Proceeds

The death proceeds equal:

o the greater of the specified amount or the applicable percentage of the cash value on the date of death; plus

o    any  insurance  that may be provided by riders to your  policy;  less

o    any debt;  less

o    any due and unpaid monthly deductions during the Grace Period.

We will pay the death proceeds after we receive due proof of death and any other information that we reasonably require. The death proceeds may be adjusted under certain conditions.

Accelerated Benefit Rider

You can elect the accelerated benefit rider. There is no additional charge if you elect the accelerated benefit rider. This rider provides that you may elect to receive an advance of the death benefit proceeds of the policy if the last surviving insured is suffering from a terminal illness, as defined in the rider. Receipt of an accelerated death benefit amount may be taxable. You should contact your personal tax or financial adviser for specific information.

The maximum accelerated death benefit will be the lesser of:

o 75% of the  policy  death  benefit  on the day we receive  the  request;  or

o $250,000 from all policies in force with us.

If payments are made in other than a lump sum, the minimum amount of any payment will be $500. Surrender charges will not be assessed against any benefits paid under this rider.

We will charge interest on the amount of the benefit advance. Interest will accrue daily at an interest rate which is not larger than the greater of:

o    the yield of a 90-day Treasury Bill as of the latest quote on the bills;

o    the maximum adjustable loan rate allowable by law; or

o    6%.

This rider terminates on the earliest of: the date the policy terminates, or the date you give us notice to terminate; or the date that the benefit advance plus accrued interest equals the policy death benefit less all debt.

Death benefits, cash values, if any, and loan values, if any, will be reduced if a benefit is paid pursuant to this rider. Also, the receipt of an accelerated death benefit amount may adversely affect the recipient's eligibility for Medicaid or other government benefits or entitlements.

Settlements

When your policy becomes a claim by the death of the insured (or last insured), settlement will be made upon due proof of death. If the proceeds are not paid within 30 days of receipt of due proof of death, the payment will include interest at the legal rate from the date of the insured (or last insured) until the date the claim is paid.

Proceeds may be paid in a lump sum, or under any other mutually agreed upon payment option.

                                      TAXES

NOTE: We have prepared the following information on taxes on federal income taxes as a general discussion of the subject. It is not intended as tax advice. You should consult your own tax adviser about your own circumstances. We have included under the section "More Information" an additional discussion regarding taxes.

Life Insurance in General

Life insurance, such as the policies, is a means of providing for death protection and setting aside money for future needs. Congress recognized the importance of such planning and provided special rules in the Internal Revenue Code for life insurance.

Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your life insurance policy until you take the money out. Beneficiaries generally are not taxed when they receive the death proceeds upon the death of the insured (or last insured). However, estate taxes may apply.

You, as the owner, will not be taxed on increases in the value of your policy until a distribution occurs - either as a surrender or as a loan. When you receive a distribution, you are taxed on the amount of the withdrawal that is earnings.

Taking Money Out of Your Policy

For tax purposes,  your policy will be treated as a modified  endowment contract
(MEC), unless, under certain circumstances, it was exchanged for a policy issued before June 21, 1988. Consequently, if you make a surrender or a loan from your policy, the Code treats it as first coming from earnings and then from your premiums. These earnings are included in taxable income.

The Code also provides that any amount received from a MEC which is included in income may be subject to a 10% penalty. The penalty will not apply if the income received is:

(1)  paid on or after the taxpayer reaches age 59 1/2;

(2) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); or

(3) in a series of substantially equal payments made annually (or more frequently) for the life or life expectancy of the taxpayer.

If you purchased a Policy in exchange for a policy issued prior to June 21, 1988, different tax rules may apply.

See "Federal Tax Status" in the "More Information" section of this prospectus for more details.

Diversification

The Code provides that the underlying investments for a variable life policy must satisfy certain diversification requirements in order to be treated as a life insurance contract. We believe that the investment options are being managed so as to comply with the requirements.

Under current federal tax law, it is unclear as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not us would be considered the owner of the shares of the investment options. If you are considered the owner of the investments, it will result in the loss of the favorable tax treatment for the policy. It is unknown to what extent owners are permitted to select investment options, to make transfers among the investment options or the number and type of investment options owners may select from without being considered the owner of the investments. If guidance from the Internal Revenue Service is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the policy, could be treated as the owner of the investment options.

Due to the uncertainty in this area, we reserve the right to modify your policy in an attempt to maintain favorable tax treatment.

                              ACCESS TO YOUR MONEY
Policy Loans

You may obtain a loan at any time while your policy is in force. Your request for a loan must be in writing. The amount of the loan and all existing loans may not be more than 90% of the net cash value as of the date of the loan. Also, the amount of the loan may not be less than $500. A loan will only be made upon the proper assignment of your policy to us with the policy as the sole security for the loan. Unless you state otherwise, transfers from the investment options to the policy loan account will be on a pro-rata as of the loan date.

When you take a policy loan, we will transfer an amount equal to the policy loan from the investment option(s) or Fixed Account I to the policy loan account. If you do not have a sufficient amount in the investment option(s), we will transfer any remaining amount from Fixed Account I. We will also transfer any loan interest that becomes due and unpaid in the same manner. Amounts transferred to the policy loan account will earn interest daily from the date of transfer. Policy loans may also have federal tax consequences (see "Federal Tax States").

Effect of a Loan

Policy loans will have a permanent effect on any death benefit and cash surrender value of your policy. The effect may be favorable or unfavorable. If loans are not repaid, the debt will reduce the amount of any death proceeds. Loans have a permanent effect on the policy because the amount transferred to the policy loan account will not share in the investment results of the investment options while the loan is outstanding. If the policy loan account earnings rate is less than the performance of the selected investment options and/or Fixed Account I, the values and benefits under the policy will be reduced (and the policy may even terminate) as a result of the loan.

Loan Interest

The loan interest rate charged is currently 8%. The loan interest credited to your policy is currently 6%. Interest is charged daily and is payable at the end of each policy year. Unpaid interest will be added to the existing debt as of the due date and will be charged interest at the same rate as the rest of the loan.

We will credit a higher effective annual interest rate in the following circumstances:

o for amounts borrowed up to an amount equal to cash value less the aggregate premium payments made to date (preferred loans); and
o    for all loans against policies that are in the 11th policy year or later.

Preferred loans include the amount of any outstanding policy loan transferred in a tax-free exchange.

Repaying Policy Debt

The debt, or any part, may be repaid at any time as long as the policy is in force. Any debt outstanding will be deducted before any benefit proceeds are paid. When you repay part or all of the loan, we will transfer an amount equal to the amount you repay from the policy loan account to an investment option or to any fixed account.

If a policy loan is outstanding, any payments received will be considered loan repayments and not premiums unless otherwise specified. If total debt equals or exceeds the cash value less the surrender charge, your policy will terminate without value. A termination of the policy with a loan outstanding may have federal income tax consequences (see "More Information - Federal Tax States").

Partial Surrenders

You may make a partial surrender at any time after the 1st policy year by written notice.

When you make a partial surrender, we will reduce the cash value by the partial surrender amount and any surrender charges. We will require that any partial surrender amounts be first deducted from the cash value in the investment options proportionately among all accounts unless the owner specifically requests otherwise. We will also reduce the specified amount. The reduction in specified amount will be proportional to the reduction in cash value due to the partial surrender.

The minimum partial surrender amount is currently $1,000. We may assess a surrender charge on the amount surrendered. See "Surrender Charges" above.

Partial surrenders will be allowed only if the policy continues to qualify as a contract of life insurance under the Code. We will also limit the maximum amount of all partial surrenders you can make in a policy year to the greater of:

o 10% of the total premium  payments;  or

o cash value less total premiums paid less any policy debt.

Full Surrenders

You may completely surrender your policy and receive the net cash value at any time while the policy is in force. If you make a full surrender, we may require that you return your policy.

The date of surrender will be the date we receive your written request. The net cash value will be determined as of the end of the normal business day which your written request is received. All coverage will end on the date of surrender.

Partial and full surrenders may have federal tax consequences (see "Federal Tax Status").

For your protection, a request for surrender, policy loan, or a change in ownership must be by written notice. We may require the signature to be guaranteed by a member firm of the New York, Boston, Midwest, Philadelphia, or Pacific Stock Exchanges or by a commercial bank (not a savings bank), which is a member of the Federal Deposit Insurance Corporation. In some cases, we may require additional documentation of a customary nature.

                                OTHER INFORMATION
The Variable Account

We established a variable account, Valley Forge Life Insurance Company Variable Life Separate Account (Variable Account), to hold the assets that underlie the policies. Our Board of Directors adopted a resolution to establish the Variable Account under Illinois insurance law on February 12, 1996. We have registered the Variable Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

The assets of the Variable Account are held in our name on behalf of the Variable Account and legally belong to us. However, those assets that underlie the policies, are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the policies and not against any other policies we may issue.

We reserve the right to modify the structure or operation of the Variable Account. However, we guarantee that a modification will not affect the value of your policy.

Distributor

The policy is sold by licensed insurance agents, where the policy may be lawfully sold, who are registered representatives of broker-dealers which are registered under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc.

CNA  Investor  Services,  Inc.  ("CNA/ISI")  serves as the  distributor  for the
policies.   CNA/ISI  is  located  at  CNA  Plaza,   Chicago,   Illinois   60685.
Broker-dealers will be paid commissions on the sale of the policies.

Suspension of Payments or Transfers

We may be required to suspend or postpone any payments or transfers for any period when:

1) the New York Stock Exchange is closed (other than customary weekend and holiday closings);
2)   trading on the New York Stock Exchange is restricted;
3) an emergency exists as a result of which disposal of shares of the portfolios is not reasonably practicable or we cannot reasonably value the shares of the portfolios;
4) during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We have the right to defer payment of any surrender or transfer of any fixed account value for not more than 6 months from the date we receive your written notice, unless otherwise provided by your state.

Ownership

Owner. You, as the owner of the policy or certificate, have all of the rights under the policy while the insured (or last insured) is living. Your rights in the policy belong to your estate if you die before the insured (or last insured) dies and there is no joint owner or contingent owner.

Joint Owner. The policy can be owned by joint owners. Joint owners have equal ownership rights. Authorization of both joint owners is required for all policy changes except for transfers and allocations.

Contingent Owner. The contingent owner, if any, is named in the application, unless changed. You may name a contingent owner at any time while the insured is living by providing us with written notice. Once recorded, the designation will be effective as of the date the written notice was signed. Such change will not affect any payment we make or action we take before it was recorded.

The contingent owner, if any, will become the owner if the named owner dies before the date of the insured's (or last insured's) death. If there are joint owners, the contingent owner will become the owner if both named joint owners die before the insured (or last insured).

Beneficiary. The beneficiary is the person or entity you name to receive any death proceeds. The primary beneficiary is the person who will be paid death proceeds when the insured (or last insured) dies. The contingent beneficiary, if any, will become the beneficiary if no primary beneficiary is living on the date of the insured's (or last insured's) death. More than one primary and contingent beneficiary can be named. If there is more than one primary beneficiary alive when the insured (or last insured) dies, we will pay the primary beneficiaries in equal shares unless you provide otherwise.

The primary beneficiary and contingent beneficiary on the policy date are named in the application. While the insured is alive, you may change any beneficiary. Any change must be by written notice. Once recorded, the change will take effect as of the date you signed it. Such change will not affect any payment we make or action we take before it was recorded. An irrevocable beneficiary must consent in writing to any change in beneficiary.

If any beneficiary dies before the insured (or last insured), that beneficiaries interest in the death benefit will end. If any beneficiary dies at the same time as the insured (or last insured), or within 30 days of the insured (or last insured), that beneficiary's interest in the death benefit will end if no benefits have been paid to that beneficiary. If the interest of all designated beneficiaries has ended when the insured dies, we will pay the death benefit to you, or your estate if you are not living.

Proceeds payable to a beneficiary will be free from the claims of creditors, to the extent allowed by law.

Assignment

You can assign any or all rights under your policy while the insured (or last insured) is living. Assignment of all rights is a change of ownership. An irrevocable beneficiary must consent in writing to any assignment. We are not responsible for the sufficiency or validity of any assignment. An assignment will not affect any payments or actions we have taken before we received notice of the assignment.

An assignment may be a taxable event. You should consult a tax adviser if you wish to assign the policy.

MORE INFORMATION

Executive Officers and Directors

The name, age, positions and office, term as director, and business experience during the past five years for VFL's directors executive offices are listed in the following table:

                                                  Officers of VFL

                                                  Position(s)
                                                     Held                       Principal Occupation(s)
         Name and Address              Age         With VFL                      During Past Five Years
----------------------------------- ---------- ----------------- ------------------------------------------------------
Bernard L. Hengesbaugh....              52     Director,         Chairman of the Board and Chief Executive
CNA Plaza                                      Chairman of       Officer of CNA since February, 1999.  Prior
Chicago, IL 60685                              the Board         thereto, Mr. Hengesbaugh was Executive Vice
                                               and Chief         President and Chief Operating Officer of
                                               Executive         CNA since February, 1998.  Prior thereto, Mr.
                                               Officer           Hengesbaugh was Senior Vice President of CNA
                                                                 since November, 1990.  Mr. Hengesbaugh has
                                                                 served as a Director of VFL since February, 1999.

Peter E. Jokiel . . . . . . . . . . . . 51     Senior Vice       Senior Vice President of CNA since President
CNA Plaza                                      President         November, 1990.  Chief Financial Officer of CNA
Chicago, IL 60685                                                from November, 1990 through October, 1997. Mr.
                                                                 Jokiel   served
                                                                 as  Director of
                                                                 VFL from  July,
                                                                 1992    through





                                                                 October, 1997.

Jonathan D. Kantor . . . . . . . . .    43     Senior Vice       Senior Vice President, Secretary and General
CNA Plaza                                      President,        Counsel of CNA since April, 1997.  Group Vice
Chicago, IL 60685                              Secretary,        President of CNA General since April, 1994.  Prior
                                               General           thereto, Mr. Kantor was a partner at the law firm of
                                               Counsel and       Shea & Gould.* Mr. Kantor has served as a
                                               Director          Director of VFL Since April, 1997.

Robert V. Deutsch . . . . . . . . . .   39     Senior Vice       Senior Vice President, Chief Financial Officer, and





CNA Plaza                                      President,        Director since August 16, 1998.  Prior thereto,
Chicago, IL 60685                              Chief             Officer for Executive Risk, Inc.
                                               Financial
                                               Officer,
                                               Director

Thomas Pontarelli . . . . . . . . . .   51     Senior Vice       Senior Vice President, Human Resources since
CNA Plaza                                      President,        April, 2000.  Prior thereto, Group Vice President,
Chicago, IL 60685                              Director          Human Resources.  From May 1974 to December,
                                                                 1997, series of
                                                                 positions
                                                                 culminating  in
                                                                 the position of
                                                                 Chairman,   CEO
                                                                 and   President
                                                                 of   Washington
                                                                 National
                                                                 Insurance
                                                                 Company.


                                                        34





Donald P. Lofe, Jr. . . . . . . . . . . 42     Group Vice        Group Vice President, Corporate Finance
CNA Plaza                                      President,        Department since October, 1998.  Prior thereto,
Chicago, IL 60685                              Director          partner-in-charge of PricewaterhouseCoopers LLP.

Thomas F. Taylor. . . . . . . . . . .          Executive Vice    Executive Vice President of CNA since 1992.
CNA Plaza                                      President,        Director since October 1999.
Chicago, IL 60685                              Director


-----------------------------------
*        Shea & Gould declared bankruptcy in 1995.

Each director is elected to serve until the next annual meeting of stockholders or until his or her successor is elected and shall have qualified. Some directors hold various executive positions with insurance company affiliates of Valley Forge. Executive officers serve at the discretion of the Board of Directors.

Voting

Pursuant to our view of present applicable law, we will vote the shares of the portfolios at special meetings of shareholders in accordance with instructions received from all owners having a voting interest. We will vote shares for which we have not received instructions and any shares that are ours in the same proportion as the shares for which we have received instructions.

If the Investment Company Act of 1940 or any regulation thereunder is amended or if the present interpretation of the Act changes so as to permit us to vote the shares in our own right, we may elect to do so.

Disregard of Voting Instructions

We may, when required to do so by state insurance authorities, vote shares of the portfolios without regard to instructions from owners. We will do this if such instructions would require the shares to be voted to cause a portfolio to make, or refrain from making, investments which would result in changes in the sub-classification or investment objectives of the portfolio. We may also disapprove changes in the investment policy initiated by owners or trustees/directors of the portfolios, if such disapproval:

o is reasonable and is based on a good faith determination by us that the change would violate state or federal law;

o the change would not be consistent with the investment objectives of the portfolios; or

o which varies from the general quality and nature of investments and investment techniques used by other portfolios with similar investment objectives underlying other variable contracts offered by us or of an affiliated company.

In the event we do disregard voting instructions, a summary of this action and the reasons for such action will be included in the next semi-annual report to owners.

Legal Opinions

Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut has provided advice on certain matters relating to the federal securities and income tax laws in connection with the policies.

Our Right to Contest

We cannot contest your policy after it has been in force during the lifetime of the insured for two years from the policy date; nor can we contest reinstatement after it has been in force, while the insured (or last insured) is alive, for two years after the effective date of such reinstatement.

We cannot contest this policy, any reinstatement or any increase in benefits after the effective date of the policy or reinstatement, unless:

o an answer in the application for the policy or reinstatement was not true or correct; and
o if we had known the truth, we would not have issued or reinstated the policy as we did.

Any statement made by the insured will not be used in any contest unless a copy is furnished to the beneficiary.

Federal Tax Status

NOTE: The following description is based upon our understanding of current federal income tax law applicable to life insurance in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. Section 7702 of the Internal Revenue Code of 1986, as amended ("Code"), defines the term "life insurance contract" for purposes of the Code. We believe that the policies to be issued will qualify as "life insurance contracts" under
Section 7702. We do not guarantee the tax status of the policies. Purchasers bear the complete risk that the policies may not be treated as "life insurance" under federal income tax laws. Purchasers should consult their own tax advisers. It should be further understood that the following discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations.

Introduction. The discussion contained herein is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon our understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Variable Account is not a separate entity from us and its operations form a part of us.

Diversification. Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance policy will not be treated as life insurance for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the policy as a life insurance contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the policy prior to the receipt of payments under the policy. The Code contains a safe harbor provision which provides that life insurance policies, such as these policies, will meet the diversification requirements if, as of the close of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five (55%) percent of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies. There is an exception for securities issued by the U.S. Treasury in connection with variable life insurance policies.

On March 2, 1989,  the  Treasury  Department  issued  regulations  (Treas.  Reg.
Section 1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the policies. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations, an investment portfolio will be deemed adequately diversified if:

(i) no more than 55% of the value of the total assets of the portfolio is represented by any one investment;

(ii) no more than 70% of the value of the total assets of the portfolio is represented by any two investments;

(iii)no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and

(iv) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

For purposes of these regulations, all securities of the same issuer are treated as a single investment. The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts have been met, "each United States government agency or instrumentality shall be treated as a separate issuer." We intend that each portfolio underlying the policies will be managed by the investment managers in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which owner control of the investments of the variable account will cause the owner to be treated as the owner of the assets of the Variable Account , thereby resulting in the loss of favorable tax treatment for the policy. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of owner control which may be exercised under a policy is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policyowner was not the owner of the assets of the variable account. It is unknown whether these differences, such as the owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the owner to be considered as the owner of the assets of the variable account.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in you being retroactively determined to be the owner of the assets of the variable account.

Due to the uncertainty in this area, we reserve the right to modify the policy in an attempt to maintain favorable tax treatment.

Tax Treatment of the Policy. The policy has been designed to comply with the definition of life insurance contained in Section 7702 of the Code. Although some interim guidance has been provided and proposed regulations have been issued, final regulations have not been adopted. The Code requires that the use of reasonable mortality and other expense charges. In establishing these charges, we have relied on the interim guidance provided in IRS Notice 88- 128 and proposed regulations issued on July 5, 1991. Currently, there is even less guidance as to a policy issued on a substandard risk basis and thus it is even less clear whether a policy issued on such basis would meet the requirements of
Section 7702 of the Code.

While we have attempted to comply with Section 7702, the law in this area is very complex and unclear. There is a risk, therefore, that the Internal Revenue Service will not agree with our interpretations of Section 7702 that were made in determining such compliance. In the event the policy is determined not to so comply, it would not qualify for the favorable tax treatment usually accorded life insurance policies. You should consult your own tax adviser with respect to the tax consequences of purchasing the policy.

Policy Proceeds. Loan proceeds and/or surrender payments from the policies, including those resulting from the lapse of the policy, are fully taxable to the extent of income in the policy and may further be subject to an additional 10% federal income tax penalty. (See "Tax Treatment of Loans and Surrenders".) Otherwise, the policy should receive the same federal income tax treatment as any other type of life insurance. As such, the death benefit thereunder is excludable from the gross income of the beneficiary under the Code and any benefits paid under the Accelerated Death Benefit Rider should also be excludable from gross income under the Code. Furthermore, you are not deemed to be in constructive receipt of the cash value or cash surrender value, including increments thereon, under a policy until there is a distribution of such amounts.

Federal, state and local estate, inheritance and other tax consequences of ownership, or receipt of policy proceeds, depend on the circumstances of each policy owner or beneficiary.

Joint Lives. The policy may be issued as a Last to Die policy providing for the payment of the death benefit upon the death of the last surviving insured. While we believe that a policy issued on this basis complies with Section 7702 of the Code, such circumstances are not directly addressed in either Section 7702 or the related regulations. In the absence of regulation or other guidelines, there is some uncertainty as to whether a policy with such a joint life feature meets the requirements of Section 7702 of the Code.

Tax Treatment of Loans and Surrenders. Under most circumstances the policies will be treated as MEC contracts. Surrenders and/or loan proceeds are taxable to the extent of income in the policy. Such distributions are deemed to be on a last-in, first-out basis, which means the taxable income is distributed first. Loan proceeds and/or surrender payments may also be subject to an additional 10% federal income tax penalty applied to the income portion of such distribution. The penalty shall not apply, however, to any distribution:

(1)  made on or after the date on which the taxpayer reaches age 59-1/2;

(2) which is attributable to the taxpayer becoming disabled (within the meaning of Section 72(m)(7) of the Code); or

(3) which is part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his or her beneficiary.

Any policy received in exchange for a policy classified as a MEC will be treated as a MEC. However, an exchange under Section 1035 of the Code of a life insurance policy entered into before June 21, 1988 for the policy will not cause the policy to be treated as a MEC as additional premiums are paid.

If a policy is not classified as a modified endowment contract, then any surrenders shall be treated first as a recovery of the investment in the policy which would not be received as taxable income. However, if a distribution is the result of a reduction in benefits under the policy within the first fifteen years after the policy is issued in order to comply with Section 7702, such distribution will, under rules set forth in Section 7702, be taxed as ordinary income to the extent of income in the policy. Any loans from a policy which is not classified as a modified endowment contract, will be treated as indebtedness of the owner and not a distribution. Upon complete surrender or lapse of the policy or when maturity benefits are paid, if the amount received plus the policy debt exceeds the total premiums paid that are not treated as previously surrendered by the policy owner, the excess generally will be treated as ordinary income.

Personal interest payable on a loan under a policy owned by an individual is generally not deductible. Furthermore, no deduction will be allowed for interest on loans under policies covering the life of any employee or officer of the taxpayer or any person financially interested in the business carried on by the taxpayer to the extent the indebtedness for such employee, officer or financially interested person exceeds $50,000. The deductibility of interest payable on policy loans may only be subject to further rules and limitations under Sections 163 and 264 of the Code.

Policy owners should seek competent tax advice on the tax consequences of taking loans, distributions or surrendering any policy.

Multiple Policies. The Code further provides that multiple MECs which are issued within a calendar year period to the same owner by one company or its affiliates are treated as one MEC for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of contracts. You should consult a tax adviser prior to purchasing more than one MEC in any calendar year period.

Tax Treatment of Assignments. An assignment of a policy or the change of ownership of a policy may be a taxable event. You should therefore consult a competent tax adviser if you wish to assign or change the owner of your policy.

Qualified Plans. The policies may be used in conjunction with certain qualified plans. Because the rules governing such use are complex, you should not do so until you have consulted a competent qualified plans consultant.

Income Tax Withholding. All distributions or the portion thereof which is includable in gross income of the policy owner are subject to federal income tax withholding. However, in most cases you may elect not to have taxes withheld. You may be required to pay penalties under the estimated tax rules, withholding and estimated tax payments are insufficient.

 Reports to Owners

At least once every policy year, we will send you a report showing current cash values and other information required by laws and regulations. We will mail this report to you at your last known address.

Legal Proceedings

There are no legal proceedings to which the Variable Account or the Distributor is a party or to which the assets of the Variable Account are subject. We are not involved in any litigation that is of material importance in relation to our total assets or that relates to the Variable Account.

Experts

The financial statements for Valley Forge Life Insurance Company as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in the Statement of Additional Information which is part of this registration statement have been audited by _________________________, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements for each of the subaccounts that comprise the Valley Forge Life Insurance Company Variable Life Separate Account as of and for the year ended December 31, 1999 (for the two years ended December 31, 1999 with respect to the statements of changes in net assets) included in this prospectus which is part of this registration statement and have been audited by _________ independent auditors, as stated in their report appearing in the registration statement; and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Actuarial matters included in this prospectus have been examined by _______, whose opinion is filed as an exhibit to the registration statement.

Financial Statements

Our financial statements included herein should be considered only as bearing upon our ability to meet our obligations under the policies.
(Financial statements will be filed by amendment)

                                   APPENDIX A
                         ILLUSTRATIONS OF POLICY VALUES

The following tables have been prepared to illustrate hypothetically how certain values under a policy change with investment performance over an extended period of time. The tables illustrate how policy values, cash surrender values and death benefits under a policy covering an insured (or joint insureds in the case of last to die policy) of a given age on the policy date, would vary over time and the return on the assets in each portfolio were an assumed uniform gross annual rate of 0%, 6% and 12%. The values would be different from those shown if the returns averaged 0%, 6% or 12 % but fluctuated over and under those averages throughout the years shown. The tables assume that only a single premium has been paid. The tables also show the single premium accumulated at 5% interest compounded annually. The hypothetical investment rates of return are illustrative only and should not be considered a representation of past or future investment rates of return. Actual rates of return for a particular policy may be more or less than the hypothetical investment rates of return illustrated and will depend on a number of factors including the investment allocations you make and prevailing rates. These illustrations assume that the premium is allocated equally among the 34 investment options available under the policy, and that no amounts are allocated to the fixed account options.

The illustrations also reflect the fact that the net investment returns on the assets held in the investment options is lower than the gross after tax return of the selected underlying portfolios. The tables assume a simple arithmetic average annual expense ratio of 0.94% of the average daily net assets of the portfolios available. The tables also assumes that the waivers and/or reimbursements, if any, for the available portfolios will continue for the periods shown.

In addition, the illustrations reflect a daily charge assessed against the investment options for assuming certain mortality and expense risks (expense charges), which are equivalent to an effective annual charge of 1.50% during policy years 1-10 and 0.90% during policy years 11 and later. After deduction of portfolio expenses and the mortality and expense charges, the illustrated gross annual investment rates of return 0%, 6% and 12% would correspond to approximate net annual rates of -2.4%, 3.6%, and 9.6%, respectively during policy years 1-10 and -1.85% ,4.15% , and 10.15% during policy years 11 and later.

The illustrations also reflect the deduction of the monthly deduction for the hypothetical insured. The surrender charge is reflected in the cash surrender value column. Our current cost of insurance charges and the guaranteed maximum cost of insurance charges that we have a contractual right to charge, are reflected in separate illustrations on each of the following pages. All the illustrations reflect the fact that no charges for federal or state income taxes are currently made against the Variable Account and assumes no loan amount or partial withdrawals/surrenders or charges for supplemental and/or rider benefits.

The illustrations are based on our Preferred Nonsmoker risk class. Upon request, you will be furnished with a comparable illustration based on the proposed insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated in the following tables.

                          ILLUSTRATION OF POLICY VALUES
                       VALLEY FORGE LIFE INSURANCE COMPANY

Male Issue Age 55
Preferred Non-Smoker
$25,000 Single Premium
Face Amount
Using Guaranteed Cost of Insurance







              Premiums               Hypothetical 0%                     Hypothetical 6%                 Hypothetical 12%
 End of     Accumulated          Gross Investment Return             Gross Investment Return          Gross Investment Return
 Policy        at 5%     -------------------------------------------------------------------------------------------------------






  Year        Per Year

                            Policy      Surrender     Death       Policy    Surrender    Death     Policy    Surrender    Death
                             Value        Value      Benefit       Value      Value     Benefit     Value      Value     Benefit
--------------------------------------------------------------------------------------------------------------------------------






















-----------------------
* In the absence of additional premium, the Policy would lapse.

(1) Assumes that no policy loans have been made and no withdrawals have been made.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                          ILLUSTRATION OF POLICY VALUES

                       VALLEY FORGE LIFE INSURANCE COMPANY

Male Issue Age 55
Preferred Non-Smoker
$25,000 Single Premium
Face Amount
Using Current Cost of Insurance

              Premiums               Hypothetical 0%                     Hypothetical 6%                 Hypothetical 12%
 End of     Accumulated          Gross Investment Return             Gross Investment Return          Gross Investment Return
 Policy        at 5%
  Year        Per Year
                          -----------------------------------------------------------------------------------------------------
                            Policy      Surrender     Death       Policy    Surrender    Death     Policy    Surrender    Death
                             Value        Value      Benefit       Value      Value     Benefit     Value      Value     Benefit
--------------------------------------------------------------------------------------------------------------------------------


























-----------------------
* In the absence of additional premium, the Policy would lapse.

(1) Assumes that no policy loans have been made and no withdrawals have been made.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                          ILLUSTRATION OF POLICY VALUES
                       VALLEY FORGE LIFE INSURANCE COMPANY

Male Issue Age 55
Preferred Non-Smoker
$100,000 Single Premium
Face Amount
Using Guaranteed Cost of Insurance



              Premiums               Hypothetical 0%                     Hypothetical 6%                 Hypothetical 12%
 End of     Accumulated          Gross Investment Return             Gross Investment Return          Gross Investment Return
 Policy        at 5%





  Year        Per Year
                          -----------------------------------------------------------------------------------------------------
                            Policy      Surrender     Death       Policy    Surrender    Death     Policy    Surrender    Death
                             Value        Value      Benefit       Value      Value     Benefit     Value      Value     Benefit
--------------------------------------------------------------------------------------------------------------------------------


























-----------------------
* In the absence of additional premium, the Policy would lapse.

(1) Assumes that no policy loans have been made and no withdrawals have been made.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                          ILLUSTRATION OF POLICY VALUES
                       VALLEY FORGE LIFE INSURANCE COMPANY

Male Issue Age 55
Preferred Non-Smoker
$100,000 Single Premium
Face Amount
Using Current Cost of Insurance



              Premiums               Hypothetical 0%                     Hypothetical 6%                 Hypothetical 12%
 End of     Accumulated          Gross Investment Return             Gross Investment Return          Gross Investment Return
 Policy        at 5%
  Year        Per Year
                          ------------------------------------------------------------------------------------------------------
                            Policy      Surrender     Death       Policy    Surrender    Death     Policy    Surrender    Death
                             Value        Value      Benefit       Value      Value     Benefit     Value      Value     Benefit

--------------------------------------------------------------------------------------------------------------------------------





























---------  --------------
* In the absence of additional premium, the Policy would lapse.

(1) Assumes that no policy loans have been made and no withdrawals have been made.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                          ILLUSTRATION OF POLICY VALUES
                       VALLEY FORGE LIFE INSURANCE COMPANY
Joint Lives
        Male Issue Age 55
        Female Issue Age 55
Preferred Non-Smoker
$25,000 Single Premium
Face Amount
Using Guaranteed Cost of Insurance







              Premiums               Hypothetical 0%                     Hypothetical 6%                 Hypothetical 12%
 End of     Accumulated          Gross Investment Return             Gross Investment Return          Gross Investment Return
 Policy        at 5%
  Year        Per Year
                          -----------------------------------------------------------------------------------------------------
                            Policy      Surrender     Death       Policy    Surrender    Death     Policy    Surrender    Death
                             Value        Value      Benefit       Value      Value     Benefit     Value      Value     Benefit
--------------------------------------------------------------------------------------------------------------------------------


























-----------------------
* In the absence of additional premium, the Policy would lapse.

(1) Assumes that no policy loans have been made and no withdrawals have been made.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                          ILLUSTRATION OF POLICY VALUES
                       VALLEY FORGE LIFE INSURANCE COMPANY

Joint Lives
        Male Issue Age 55
        Female Issue Age 55
Preferred Non-Smoker
$25,000 Single Premium
Face Amount
Using Current Cost of Insurance



              Premiums               Hypothetical 0%                     Hypothetical 6%                 Hypothetical 12%
 End of     Accumulated          Gross Investment Return             Gross Investment Return          Gross Investment Return
 Policy        at 5%
  Year        Per Year
                          ------------------------------------------------------------------------------------------------------
                            Policy      Surrender     Death       Policy    Surrender    Death     Policy    Surrender    Death
                             Value        Value      Benefit       Value      Value     Benefit     Value      Value     Benefit
--------------------------------------------------------------------------------------------------------------------------------






















-----------------------
* In the absence of  additional  premium,  the Policy would lapse.           (1)
Assumes that no policy loans have been made and no withdrawals have been made.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                          ILLUSTRATION OF POLICY VALUES
                       VALLEY FORGE LIFE INSURANCE COMPANY
Joint Lives
        Male Issue Age 55
        Female Issue Age 55
Preferred Non-Smoker
$100,000 Single Premium
Face Amount
Using Guaranteed Cost of Insurance


              Premiums               Hypothetical 0%                     Hypothetical 6%                 Hypothetical 12%
 End of     Accumulated          Gross Investment Return             Gross Investment Return          Gross Investment Return
 Policy        at 5%
  Year        Per Year
                          -------------------------------------------------------------------------------------------------------
                            Policy      Surrender      Death       Policy    Surrender     Death     Policy    Surrender   Death
                             Value       Value        Benefit       Value     Value        Benefit    Value    Value      Benefit
 --------------------------------------------------------------------------------------------------------------------------------































-----------------------
* In the absence of additional premium, the Policy would lapse.

(1) Assumes that no policy loans have been made and no withdrawals have been made.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                          ILLUSTRATION OF POLICY VALUES
                       VALLEY FORGE LIFE INSURANCE COMPANY
Joint Lives
        Male Issue Age 55
        Female Issue Age 55
Preferred Non-Smoker

$100,000 Single Premium
Face Amount
Using Current Cost of Insurance







              Premiums               Hypothetical 0%                     Hypothetical 6%                 Hypothetical 12%
 End of     Accumulated          Gross Investment Return             Gross Investment Return          Gross Investment Return
 Policy        at 5%
  Year        Per Year
                          -----------------------------------------------------------------------------------------------------
                            Policy      Surrender      Death       Policy    Surrender     Death     Policy    Surrender   Death
                             Value       Value        Benefit       Value     Value        Benefit    Value     Value      Benefit
--------------------------------------------------------------------------------------------------------------------------------






















---------  --------------
* In the absence of additional premium, the Policy would lapse.

(1) Assumes that no policy loans have been made and no withdrawals have been made.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                                   APPENDIX B
                                 RATES OF RETURN

From time to time, we may report different types of historical performance for the investment options available under the policy. We may report the average annual total returns of the funds over various time periods. Such returns will reflect the operating expenses (including management fees) of the funds, but not deductions at the Variable Account or policy level for the expense charge and other policy expenses, which if included, would reduce performance.

At the request of a purchaser, Valley Forge Life Insurance Company will accompany the returns of the funds with at least one of the following: (i) returns, for the same periods as shown for the funds, which include deductions under the Variable Account for the expense charge in addition to the deductions of fund expenses, but does not include other charges under the policy; or (ii) an illustration of cash values and cash surrender values as of the performance reporting date for a hypothetical insured of given age, gender, risk classification, Premium level and initial specified amount. The illustration will be based either on actual historic fund performance or on a hypothetical investment return between 0% and 12% as requested by the purchaser. The cash surrender value figures will assume all fund charges, the expense charge, and all other policy charges are deducted. The cash value figures will assume all charges except the surrender charge are deducted.

We may also distribute sales literature comparing the percentage change in the net asset values of the funds or in the Accumulation Unit Values for any of the investment options to established market indices, such as the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average. We may also make comparisons to the percentage change in values of other mutual funds with investment objectives similar to those of the investment options being compared.

The chart below shows the Effective Annual Rates of Return of the funds based on the actual investment performance (after the deduction of investment arrangement fees and direct operating expenses of the funds). These rates do not reflect the expense charge assessed. The rates do not reflect deductions from premiums or Monthly Deductions assessed against the cash value of the policy, nor do they reflect the policy's surrender charges. Therefore, these rates are illustrative of how actual investment performance will affect the benefits under the policy. These rates of return shown are not indicative of future performance. These rates of return may be considered, however, in assessing the competence and performance of the investment advisers.



-----------------------------------------------------------------------------------------------------------------------------
                                                                                                              10
                                                          Portfolio                                       Years/Since
                  Investment Option                     Inception Date         1 Year         5 Years       Inception
Federated Insurance Series
Federated High Income Bond                                  03/ 01 /1994              2.31
Fund II . . . . . . . . . . . . . . . . . . . . .                                                  10.48            8.22
Federated Prime Money Fund II . . . . . . . . . .           11/ 21 /1994              4.63          4.89            4.88
Federated Utility Fund II . . . . . . . . . . . .            2/ 10/1994               1.69         15.25           12.15
 .

The Alger American Fund
Alger American Growth Portfolio . . . . . . . . .             1/ 9 /1989             33.74         30.94           23.05
Alger American Mid-Cap Growth Portfolio . .  . .              5/ 3 /1993             31.85         26.14           24.72
Alger American Small Capitalization                          9/ 21 /1988             43.42
     Portfolio . . . . . . . . . . . . . . . . .                                                   22.64           20.86
Alger American Leveraged AllCap Portfolio . . . .           01/ 25 /1995             78.06            NA           46.44





 . .

Variable Insurance Products Fund (VIP) &
     Variable Insurance Products Fund II
     (VIP II)
Fidelity VIP II Asset Manager Portfolio . . . . . .           9/ 6 /1989             11.09         15.63           13.14
Fidelity VIP II Contrafund(R)Portfolio . . .  . . .           1/ 3 /1995             24.25            NA           27.73
Fidelity VIP Equity-Income Portfolio . . . . . . .           10/ 9 /1986              6.33         18.61           14.49
Fidelity VIP II Index 500 Portfolio . . . . . . . .          8/ 27 /1992             20.52         28.1+           21.07
 .

MFS Variable Insurance Trust
MFS Emerging Growth Series . . . . . .. . . . . . .          7/ 24 /1995             76.71            NA           36.44
MFS Growth With Income Series . . . . . . . . . . .          10/ 9 /1995              6.69            NA           21.12
MFS Research Series . . . . . . . . . . . . . .. . .         7/ 26/1995              24.05            NA           22.86
MFS Total Return Series . . . . . . . . . .  . . . .          1/ 3 /1995              3.08            NA           15.42
Janus Aspen Series, Institutional Shares
Janus Aspen Series Capital Appreciation                       5/ 2 /1997             67.00
     Portfolio . . . . . . . . . . . . . . . . . . .                                                  NA           57.18
Janus Aspen Series Balanced Portfolio . . . . . . . .         9/ 13 1993             26.76         24.68           20.62
Janus Aspen Series Growth Portfolio . . . . . . . . .        9/ 13 /1993             43.98         29.89           24.28
Janus Aspen Series Flexible Income                           9/ 13 /1993              1.60
     Portfolio . . . . . . . . . . . . . . . . . . .                                               10.88            8.50
Janus Aspen Series International Growth                       5/ 2 /1994             82.27
     Portfolio . . . . . . . . . . . . . . . . . . .                                               33.25           28.19






                                                        55




Janus Aspen Series Worldwide Growth                          9/ 13 /1993             64.45         33.60           29.71
     Portfolio . . . . . . . . . . . . . . . . . . .
Alliance Variable Products Series Fund,
     Class B Shares
Alliance Premier Growth Portfolio . . . . . . . . . .       06/ 26 /1992             32.32         36.03           26.31
Alliance Growth and Income Portfolio . . . . . . . .        01/ 14 /1991             11.37         23.91           15.48
American Century Variable Portfolios, Inc.
American Century VP Income & Growth                         10/ 30 /1997             18.02
     Fund . . . . . . . . . . . . . . . . . . . . .                                                   NA           16.96
American Century VP Value Fund . . . . . . . . . . .        05/ 01 /1996             -0.85            NA           11.10
Franklin Templeton Variable Insurance
     Products Trust, Class 2 Shares
Templeton Developing Markets Securities                     03/ 04 /1996             53.27
     Fund . . . . . . . . . . . . . . . . . . . . .                                                   NA           -5.45





Templeton Asset Strategy Fund . . . . . . . . . . .         05/ 01 /1997             22.54         16.92           13.01
Lazard Retirement Series
Lazard Retirement Equity Portfolio . . . . . . . .           3/ 18 /1998              8.16            NA           10.68
Lazard Retirement Small Cap Portfolio . . . . . . .         11/ 04 /1997              5.13            NA            0.13
The Universal Institutional Funds, Inc.
Morgan Stanley International Magnum                         01/ 22 /1997             25.19
     Portfolio . . . . . . . . . . . . . . . . . .                                                    NA           13.57
Morgan Stanley Emerging Markets Equity                      10/ 01 /1996             95.68            NA           12.31
     Portfolio  .  . . . . . . . . . . . . . . . .



                                     PART II

                           UNDERTAKING TO FILE REPORTS

a. Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority confined in that section.

b. Pursuant to Investment Company Act Section 26(e), Valley Forge Life Insurance Company ("Company") hereby represents that the fees and charges deducted under the Policy described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                 INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The registrant has no officers, directors or employees. The depositor and the registrant do not indemnify the officers, directors or employees of the depositor. CNA Financial Corporation, ("CNAFC") a parent of the depositor, indemnifies the depositor's officers, directors and employees in their capacity as such.

CNAFC indemnifies any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of CNAFC) by reason of the fact that he is or was a director, officer, employee or agent of CNAFC, or was serving at the request of CNAFC as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of CNAFC, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

CNAFC indemnifies any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of CNAFC to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of CNAFC, or was serving at the request of CNAFC as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of CNAFC. No indemnification is made, however, in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to CNAFC unless and only to the extent that a court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court deems proper.

To the extent that any person referred to above is successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter, therein, CNAFC will indemnify such person against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith. CNAFC may advance to such a person, expenses incurred in defending a civil or criminal action, suit or proceeding as authorized by CNAFC's board of directors upon receipt of an undertaking by (or on behalf of) such person to repay the amount advanced unless it is ultimately determined that he is entitled to be indemnified.

Indemnification and advancement of expenses described above (unless pursuant to a court order) is only made as authorized in the specific case upon a determination that such indemnification or advancement of expenses is proper in the circumstances because he has met the applicable standard of conduct. Such determination must be made by a majority vote of a quorum of CNAFC's board of directors who are not parties to the action, suit or proceeding or by independent legal counsel in a written opinion or by CNAFC's stockholders.


                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement comprises the papers and documents:

     The facing sheet

     The Prospectus consisting of 72 pages.

     Undertakings to file reports.

     The signatures.

     The following exhibits.

1.A. Copies of all exhibits required by paragraph A of instructions for Exhibits in Form N-8B-2.

     1. Resolution of the Board of Directors of Valley Forge Life Insurance Company (the "Company") establishing Valley Forge Life Insurance Company Variable Life Separate Account (the "Variable Account")**
     2.   Copy of Agreement for Lockbox Services*

     3.(a) Not Applicable

          (b) Form of underwriting/distribution agreement between the Company and CNA Investor Services, Inc. (to be filed by amendment)
          (c)  Schedule of Sales Commissions (to be filed by amendment)
     4.   Not applicable

     5.   (a)  Modified Single Premium Variable and Fixed Life Insurance Policy
          (b) Modified Single Premium Variable and Fixed Last to Die Life Insurance Policy
          (c)  Form of Accelerated Benefit Rider
          (d)  Form of Automatic Transfer Rider
          (e)  Form of Dollar Cost Averaging Rider I
          (f)  Form of Dollar Cost Averaging Rider II
     6.   (a)  Amended and restated Articles of Incorporation of the Company**
          (b)  By-laws of the Company**
     7.   Not applicable
     8.   (a)     Form of participation agreement between The Alger American
                  Fund and the Company*
          (b)     Form of participation agreement between Variable Insurance
                  Products Fund and the Company*
          (c)     Form of participation agreement between Variable Insurance
                  Products Fund II and the Company*
          (d)     Form of participation agreement between MFS Variable
                  Insurance Trust and the Company*
          (e)     Form of participation agreement between Insurance
                  Management Series and the Company*
          (f)     Form of participation agreement between Janus Aspen Series and the Company.****
          (g)     Form of participation agreement among the Company, CNA
                  Investor Services, Inc., Lazard Asset Management and Lazard
                  Retirement Series, Inc.****
          (h)     Form of participation agreement among Templeton Variable
                  Products Series Fund, Franklin Templeton Distributors, Inc.
                  and the Company.****
          (i)     Form of participation agreement among the Company, CNA
                  Investor Services, Inc., Alliance Capital Management L.P.
                  and Alliance Fund Distributors, Inc.****
          (j)     Form of participation agreement between the Company and
                  American Century Investment Management, Inc.****
          (k)     Form of participation agreement between the Company and
                  Morgan Stanley Dean Witter Universal Funds, Inc.****
     9.   Not applicable
     10.  Form of Policy Application (to be filed by amendment)
     11.  Description of issuance, transfer and redemption procedures***

B.   Not applicable

C.   Not applicable

2.   Opinion and Consent of Counsel (to be filed by Amendment)

3.   Not applicable

4.   Not applicable

5.   Not Applicable

6.   Consent of Actuary (to be filed by Amendment)

7.   Consent of Independent Auditors (to be filed by Amendment)


* Incorporated by reference to the Form N-4 Registration Statement filed electronically with the Securities and Exchange Commission on September 4, 1996 (File No.333-1087).

**   Incorporated  by  reference  to  the  N-4   Registration   Statement  filed
     electronically with the Securities and Exchange Commission on February 20, 1996 (File No. 333-1087)

***  Incorporated by reference to the registrant's  Pre-effective Amendment No.1
     filing   electronically  on  Form  S-6  on  September  4,  1996  (File  No.
     333-01949).

****Incorporated by reference to the registrant's Post-effective Amendment No.7 on Form S-6 on April 25, 2000 (File No. 333-01949).











                                   SIGNATURES

As required by the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the in the City of Chicago, State of Illinois, on this 29th day of September, 2000.


                                             VALLEY FORGE LIFE INSURANCE COMPANY
                                             VARIABLE LIFE SEPARATE ACCOUNT
                                             (Registrant)



                                               By:/s/DAVID L. STONE
                                                  -----------------------------

                                             VALLEY FORGE LIFE INSURANCE COMPANY

Attest: /s/WILLIAM K. BORLAND               By:/s/ DAVID L. STONE
       ------------------------------             ------------------------------


     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                        Title                                   Date
---------                        -----                                   ----


/s/BERNARD L. HENGESBAUGH          Chairman of the Board,              9-26-00
- ----------------------------     Chief Executive Officer and         ---------
Bernard L. Hengesbaugh             Director


/s/ROBERT V. DEUTSCH               Chief Financial Officer and         9-26-00
- ---------------------------      Director                            ---------
Robert V. Deutsch


/s/JONATHAN D. KANTOR              Senior Vice President, General      9-18-00
- ----------------------------     Counsel, Secretary,                 ---------
Jonathan D. Kantor                 Director


/s/DONALD P. LOFE, JR.             Group Vice President                9-26-00
----------------------------       Director                            ---------
Donald P. Lofe, Jr.


/s/THOMAS F. TAYLOR                Executive Vice President            9-25-00
----------------------------       Director                            ---------
Thomas F. Taylor


/s/THOMAS PONTARELLI               Senior Vice President               9-25-00
----------------------------       Director                            ---------
Thomas Pontarelli

                                INDEX TO EXHIBITS


EX-99.A.5.a. Modified Single Premium Variable and Fixed Life Insurance Policy EX-99.A.5.b. Modified Single Premium Variable and Fixed Last to Die Life
             Insurance Policy
EX-99.A.5.c. Form of Accelerated Benefit Rider
EX-99.A.5.d. Form of Automatic Transfer Rider
EX-99.A.5.e. Form of Dollar Cost Averaging Rider I

EX-99.A.5.f. Form of Dollar Cost Averaging Rider II